

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2019

Eric Newell
EVP, Chief Financial Officer and Treasurer
United Financial Bancorp, Inc.
225 Asylum Street
Hartford, Connecticut 06103

> **Re: United Financial Bancorp, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2018**
> **Filed February 28, 2019**
> **File No. 001-35028**

Dear Mr. Newell:

　　We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　　　　　　　　　Sincerely,

　　　　　　　　　　Division of Corporation Finance
　　　　　　　　　　Office of Financial Services